[Letterhead of Muldoon Murphy & Aguggia LLP]

May 10, 2006

VIA EDGAR AND HAND DELIVERY

Mr. William Friar

Securities and Exchange Commission

100 F. St., NE

Office 4561

Washington, DC 20549

Re:	Chicopee Bancorp, Inc.
Form S-1; File No. 333-132512
Pre-Effective Amendment No. 2

Dear Mr. Friar:

On behalf of Chicopee Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed on May 1, 2006.

The Amended Registration Statement is filed in response to the Staff’s comment received by letter dated May 5, 2006. In addition, the Amended Registration Statement includes an Updated Valuation Report and revised pro forma data to reflect the increase to the Company’s appraisal. To aid in your review, we have repeated the Staff’s comment followed by the Company’s response and indicated where the document has been revised in response to such comments.

Notes to Consolidated Financial Statement – Securities page F-14

Comment:

We note your response to our previous Comment 24, and your added disclosure on page F-16. For each of the six equity securities in a loss position greater than 12 months, please tell us the following:

•	the name of the issuer of the security, the type of company, and the industries in which the issuer participates;

Mr. William Friar

May 10, 2006

•	the specific length of time each security has been in a loss position;

•	your estimate of the forecasted period of time sufficient to allow for any anticipated recovery in market value;

•	describe how you considered each of the factors listed in your revised disclosure on page F-16 for each specific issuer; and

•	provide us the cost, unrealized loss and market value of each security as of March 31, 2006.

Response:

See Attachment A for responses to the first, second and fifth bullet points of the SEC’s comment.

In response to the third bullet point of the SEC’s comment, management estimates that 12 to 14 months for each of the securities listed is the period of time sufficient to allow for any anticipated recovery in the market value.

In response to the fourth bullet, the staff is supplementally advised that management actively reviews its investment portfolio and the prospects of the issuer’s of such securities. In this regard, management consults with its financial advisors and regarding the overall management of the investment portfolio and the future prospects of specific issuers and routinely receives analyses pertaining to specific investments. Additionally, management conducts its own research regarding the management of its portfolio and prospects of specific issuers. Based on this information, management assesses whether any declines in market value or performance of an issuer are attributable to overall economic conditions, industry or market conditions or specific problems or concerns related to a specific issuer. The factors considered for each of the subject securities are:

Anheuser-Busch Co., Inc. – Based on its analyses, management believes the issuer’s earnings have been sensitive to the overall trends of the national economy and its recent performance does not appear to be related to fundamental problems or internal issues related specifically to the issuer or its industry. Although this issuer had a decrease in earnings per share in fiscal 2005 compared to fiscal 2004, management believes this decline to be primarily attributable to the overall decline in the economy. Management also believes this issuer’s financial condition and business prospects are strong, as supported by the issuer’s Standard & Poor’s “A+” rating.

Mr. William Friar

May 10, 2006

Duke Energy Corp. – Based on its analyses and advice from its financial advisor, management believes the issuer’s earnings have been sensitive to the overall trends of the national economy and its recent performance does not appear to be related to fundamental problems or internal issues related specifically to the issuer or its industry. Management believes that the rise in prices of energy related commodities will have a positive affect on the issuer. Additionally, the earnings momentum of this issuer has been positive with its earnings doubling in the past four fiscal years. In reaching its assessment, management also considered the continued strong dividend payment of 4% to 5%.

Microsoft Corp. – Based on its analyses and advice from its financial advisor, management believes the issuer’s earnings have been sensitive to the overall trends of the national economy and its recent performance does not appear to be related to fundamental problems or internal issues related specifically to the issuer or its industry. With introduction of this issuer’s new operating system in the first quarter of 2007, management believes this issuer’s business prospects remain positive. In addition, management considered the issuer’s financial condition, particularly, its strong cash position and low debt.

Newell Rubbermaid, Inc. – Based on its analyses and advice from its financial advisor, management believes the issuer’s earnings have been sensitive to the overall trends of the national economy and its recent performance does not appear to be related to fundamental problems or internal issues related specifically to the issuer or its industry. Management believes that this issuer’s business prospects continue to be strong based, in part, on increasing earnings per share and the analysts projections of substantial increases in its per share earnings in fiscal 2006 and 2007.

Cintas Corporation – Based on its analyses and advice from its financial advisor, management believes the issuer’s earnings have been sensitive to the overall trends of the national economy and its recent performance does not appear to be related to fundamental problems or internal issues related specifically to the issuer or its industry. Management believes the decline in this issuer’s market value is primarily attributable to the overall decline in the economy. Management believes this issuer’s financial condition and business prospects remain strong, as supported by the issuer’s Standard & Poor’s “A+” rating. In addition, management considered analysts projections for this issuer which project increased earnings per share during fiscal 2006 and 2007.

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Mr. William Friar

May 10, 2006

Please date stamp the copy of the letter enclosed and return it to us. If you have any questions or further comments regarding the foregoing, please do not hesitate to contact us.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Lawrence M.F. Spaccasi

Lawrence M.F. Spaccasi

cc:	David Lyon, SEC
Rebekah Moore, SEC
Paul Cline, SEC
William J. Wagner, Chicopee Bancorp, Inc.
Sean P. Kehoe, Esq.

Attachment A

Name of Issuer and Symbol	Type of Company	Industries	Impaired Since	Book Value	Market Value As of March 31, 2006	Unrealized Loss
Anheuser-Busch Co., Inc. (“BUD”)	Beer producer and distributor	Consumer Non-Durables	June 2005	$45,830.00	$42,770.00	($3,050.00)

Duke Energy Corp. (“DUK”)	Diversified energy company (natural gas and electric businesses)	Utilities	May 2002	$198,437.56	$161,053.75	($37,383.81)

Microsoft Corp. (“MSFT”)	Computer software, on-line services and home and entertainment systems	Information Technology	August 2004	$112,850.84	$109,520.25	($3,330.59)

Newell Rubbermaid, Inc. (“NWL”)	Manufactures and markets brand-name housewares, hardware, tools, home furnishings and office products	Business Products and Services	May 2003	$90,990.00	$75,570.00	($15,420.00)

Cintas Corp. Com. (“CTAS”)	Designs, manufactures and implements corporate uniform programs	Industrials	January 2004	$187,617.78	$161,956.00	($25,661.78)